July 31, 2020

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: World Funds Trust (the “Trust”)

File No.: 333-239619

Dear Ms. Rotter:

On July 1, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the Applied Finance Dividend Fund (the “Target Fund”) into the Applied Finance Core Fund (the “Survivor Fund”), each a series of the Trust. Ms. Rotter provided oral accounting comments related to the filing on behalf of the staff of the Commission (the “Staff”) on July 16, 2020 and Ms. Allison White provided oral legal comments related to the filing on behalf of the Staff on July 24, 2020. The Trust’s response to those comments was submitted to the Commission in a correspondence filing on July 30, 2020. On July 31, 2020, you provided an additional accounting comment. This letter responds to that comment and is being submitted to you in a correspondence filing (the “Correspondence Filing”). The Trust will file definitive versions of the Combined Prospectus/Information Statement and the Statement of Additional Information included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act that will incorporate the response to the Staff’s comment noted below (the “497 Filing”). For your convenience and reference, I have included the comment in this letter and provided the Trust’s response below such comment.

1.	Please revise the capitalization table to show the effects of the additional $15,000 in Reorganization costs and confirm that this will be addressed in the 497 Filing and provide the adjusted capitalization table in the Correspondence Filing.

Response: The capitalization table has been revised to reflect the additional $15,000 in Reorganization costs and will be included in the 497 Filing as follows:

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

July 31, 2020

Capitalization
as of April 30, 2020
		Total Net Assets	Shares	Net Asset Value Per Share
Target Fund	Institutional Class	$3,096,702	221,725	$13.97
Target Fund	Investor Class	$3,839,144	288,034	$13.33

Survivor Fund	Institutional Class	$28,081,893	2,341,542	$11.99
Survivor Fund	Investor Class	$9,300,750	779,213	$11.94

Reduction in net assets and decrease in net asset values per share to reflect the estimated expenses of the Reorganization:

Survivor Fund	Institutional Class	$(26,292)	2,341,542	$(0.01)
Survivor Fund	Investor Class	$(8,708)	779,213	$(0.01)

Target Fund	Institutional Class	$(6,697)	221,725	$(0.03)
Target Fund	Investor Class	$(8,303)	288,034	$(0.03)

Pro Forma Share Adjustment

Survivor Fund	Institutional Class		34,365
Survivor Fund	Investor Class		31,822

Pro Forma - Survivor Fund
Survivor Fund	Institutional Class	$31,145,606	2,597,632	$11.99
Survivor Fund	Investor Class	$13,122,883	1,099,069	$11.94

*               *               *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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